

October 3, 2013

Via E-mail
William D. Kennedy
Chief Executive Officer
Echo Automotive, Inc.
16000 N. 80th Street, Suite E
Scottsdale, AZ 85260

      Re: Echo Automotive, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed September 19, 2013
             File No. 333-189812

Dear Mr. Kennedy:

We have reviewed your response to our letter dated July 29, 2013 and have the following additional comments.

Risk Factors, page 8

Because we may never earn significant revenues, page 11

1. We note your response to prior comment 11. Please describe in a separately captioned risk factor the risks referenced in the third paragraph relating to your auditor expressing substantial doubt about your ability to continue as a going concern.

Information with Respect to the Registrant, page 28

Strategy, page 29

2. We note your response to prior comment 15. Please briefly explain the "proof points" you reference in the first paragraph of this section and how these "proof points" have validated your performance claims.

3. Additionally, please disclose whether you have or intend to have your performance claims validated by third parties.

4. We note your response to prior comment 14. Please explain what you mean by "being relatively agnostic regarding the very key items such as electric motors and batteries" and briefly explain how this philosophy enables you to overcome the obstacles you reference in this section.

5. Please disclose, if true, that pressures to maintain competitive prices and offer volume discounts may reduce your gross margins and make it more difficult to recover fixed costs. We note in this regard your disclosure in the second paragraph on page 35.

Technology, Products and Distribution, page 30

6. We note your response to prior comment 18. Please quantify the amount of additional funding you must raise to complete development and marketing of EchoDrive and the anticipated sources of funds.

Short Term Return on Investment, page 32

7. We note your response to prior comment 20. Please substantiate that you will be "a price sensitive provider relative to the gained efficiencies and fuel savings."

Low Risk to Fleet Operations, page 32

8. We note your response to prior comment 19. Please substantiate that component failure is unlikely given that you are still developing this product.

Revenues and Customers, page 33

9. We note your response to prior comment 22. Please provide an estimated, if known, of the fee or commission to be paid to prospective distributors of your products.

10. Please file the distribution agreements with Meineke and Dickenson as exhibits to your amended registration statement or provide your analysis why these agreements are not material contracts. Refer to Item 601(b)(10) of Regulation S-K.

11. Please explain what your "conversion rate" is, the characteristics of the fleets that you will target, and how targeting these fleets will enhance your margins.

Competition, page 36

12. We note your response to prior comment 27. Please limit your discussion in this section to the identification of your principal competitors and a brief description of your competitive position within the industry relative to your stage of development.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Mark C. Lee, Esq.
        Greenberg Traurig, LLP